Exhibit 99.8

IMPERIAL CHEMICAL INDUSTRIES PLC

Group Results (Unaudited)	SECOND QUARTER AND HALF YEAR 2003

•	Group sales for the quarter 5% lower than 2002, but comparable* International Business sales 2% ahead.
•	Comparable International Business trading profit* 5% lower for the quarter, due to shortfalls in Quest and Uniqema. National Starch performance improved from Q1.
•	Group profit before tax*£98m for the quarter (2002: £125m) and £150m for the half year (2002: £191m).
•	Group profit before tax* includes an additional ongoing £9m non-cash pension charge for the quarter.
•	Interest cover improved to 5.3 times (2002: 5.2 times) for the quarter and 4.1 times (2002: 3.9 times) for the half year.
•	Cash outflow before financing for the half year £137m better than 2002. Net debt at half year £1,695m.
•	Interim dividend 2.75p per share (2002: 3.0p), consistent with policy.
•	Second stage of structural cost reduction programme announced today.
•	Agreement reached on refinancing of Ineos Chlor.

John McAdam, Chief Executive, said:

“ICI’s performance improved from the first to the second quarter. Paints continued to perform well, and National Starch improved considerably, delivering comparable trading profit in line with last year for the quarter. Results for both Quest and Uniqema were somewhat better than Q1, and discretionary costs were reduced across the Group.

Nevertheless, profits remain disappointing overall, and the economic outlook remains uncertain. Action is therefore required to further reduce costs.

Today we are announcing the second stage of the structural cost reduction programme we initiated at Q1. These plans are far-reaching, impacting each of the International Businesses and theCorporate Centre. We intend to fund them by reducing capital expenditure and by making a number of small divestments. The total programme, including the initiatives announced at Q1, is expected to deliver savings of more than £100m per annum by 2005, equivalent to around 2% of today’s sales”

Further information
Access will be available over the Internet to the results presentation to investment analysts on 31 July at 9am UK time on ICI's website, www.ici.com.

* References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. All references to the Group’s performance are “as reported”. Trading profit and profit before tax figures are quoted before goodwill amortisation and exceptional items throughout this statement unless otherwise stated.

GROUP FINANCIAL REVIEW

Second Quarter	Half Year
2003 £m	2002 £m	2003 £m	2002 £m

Sales

– International Businesses†	1,410	1,475	2,677	2,821
– Total Group	1,531	1,617	2,940	3,091

Trading Profit*

– International Businesses†	134	150	209	273
– Total Group	120	151	196	265

Income from associates (net of interest)	1	4	2	(9)
Net interest for the Group	(23)	(30)	(48)	(65)

Profit before tax*	98	125	150	191

Taxation*	(28)	(36)	(43)	(55)
Attributable to minorities	(5)	(6)	(10)	(8)

Net profit for the period*	65	83	97	128

Earnings per £1 Ordinary Share*	5.5	p	7.2	p	8.2	p	12.2	p

Dividend per £1 Ordinary Share	2.75	p	3.0	p

Key ratios
Trading margin (International Businesses)*	9.5%	10.2%	7.8%	9.7%
Trading margin (ICI Group)*	7.8%	9.3%	6.7%	8.6%
Interest cover*– times	5.3	5.2	4.1	3.9
Effective tax rate*	29%	29%	29%	29%

Basis of presentation:
†International Businesses comprise National Starch, Quest, Performance Specialties and Paints.
* Before goodwill amortisation and exceptional items.
Earnings per £1 Ordinary Share are quoted on an undiluted basis. The full UK GAAP Profit and Loss account is presented in Appendix I. A further explanation of the basis of presentation is included in Appendix VI including the definitions for key ratios.

GROUP FINANCIAL REVIEW (continued)

Trading performance

Comparable sales for the International Businesses were 2% ahead for the quarter, with National Starch (+3%), Quest (+2%) and Paints (+1%) all ahead, but Uniqema slightly lower (–1%). Growth was strong in Asia (+7%) and Latin America (+5%), whilst comparable sales in both North America and Europe were similar to last year. Sales for the Regional and Industrial businesses were 18% below last year, mainly due to a reduction in nil margin sales, and with adverse impacts from exchange rate movements and the effect of business divestments, Group sales were 5% below Q2 2002.

For the half year, comparable sales for the International Businesses were 1% ahead, and Group sales of £2,940m were 5% lower than 2002.

Comparable trading profit for the International Businesses was 5% below last year for the quarter, and 17% lower for the half year.

National Starch performance improved considerably from the first to the second quarter, with price increases and strong cost control impacting positively. Consequently, comparable Q2 trading profit was in line with last year. Paints had another good quarter. However, business lost in Q1 following 2002’s customer service problems continued to impact Quest’s Food business in Europe, and currency and mix had a negative impact on Uniqema. Both delivered trading profit below last year for the quarter, but improved performance relative to Q1.

Trading profit for Regional and Industrial was £15m below last year, notably as a result of a downturn for the PTA business in Pakistan and a £9m increase in the non-cash charge for UK pension costs as a result of the triennial valuation of the ICI Pension Fund.

Adverse exchange rate translation effects and Group divestments in 2002 also contributed to lower Group trading profit for the quarter of £120m, 21% below last year. For the half year, Group trading profit was 26% lower, at £196m.

Income from associates for the quarter was £3m below last year, but £11m higher for the half year. With net interest costs remaining below last year, profit before tax was £98m for the quarter, 22% below 2002. For the half year, profit before tax of £150m was 21% lower.

The effective tax rate remained at 29% for both the quarter and the half year, and earnings per share were 5.5p (2002: 7.2p) and 8.2p (2002: 12.2p), respectively.

GROUP FINANCIAL REVIEW (continued)

	Half Year
	2003 £m	2002 £m

Operating cash flow

Trading profit before goodwill amortisation and exceptional items	196	265
Depreciation	96	102

Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”)	292	367
Movement in working capital	(202)	(201)
Capital expenditure	(69)	(107)
Other items including exceptional outflows against restructuring provisions	(15)	(27)

Operating cash flow after capital expenditure – Total Group[1]	6	32

Interest and tax excluding tax on divestments	(70)	(138)
Dividends paid	(58)	(79)
Acquisitions	(2)	(11)

Net operating cash inflow / (outflow) – Total Group	(124)	(196)

Reshaping and legacy cash flows

Divestment proceeds from sale of assets and businesses	191	129
Tax paid on divestments	(7)	(8)
Payments against divestment provisions	(74)	(44)
Special top up pension payment	(30)	(30)
Loans to associates and other investments	(5)	(37)

Net cash inflow / (outflow) due to reshaping and legacy items	75	10

Movement in net debt

Opening net debt	(1,667)	(2,917)

Net operating cash inflow / (outflow)	(124)	(196)
Net cash inflow / (outflow) due to reshaping and legacy items	75	10

Cash inflow / (outflow) before financing	(49)	(186)
Net proceeds from the Rights Issue	—	807
Non cash movements in net debt arising on foreign currency translation	21	19

Total movement in net debt	(28)	640

Closing net debt	(1,695)	(2,277)

Note:
[1]	Appendix IV includes notes reconciling this presentation to the UK GAAP FRS1 cash flow statement

GROUP FINANCIAL REVIEW (continued)

Cash flow – Basis of presentation

This analysis of Group cash flow distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within “reshaping and legacy” are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions, which, in some cases, will continue for a number of years), and the ICI UK Pension Fund top-up payments. ICI believes this presentation provides important financial information relating to the continuing operating activities of the Group and the cash flows relating to the divestment programme and the transformation of the Group. This should not be considered as an alternative, but as supplementary to the presentation of cash flows in accordance with UK GAAP included in Appendix IV.

Operating cash flow

The Group’s net operating cash outflow of £124m for the half year was £72m better than 2002, despite the lower trading profit, mainly due to the benefits of lower capital expenditure and reduced interest payments. The outflow reflects normal seasonal increases in working capital and the payment of the 2002 final dividend in the second quarter.

Reshaping and legacy cashflows

The completion of the sale of the Group’s interests in Huntsman International Holdings, with gross proceeds of £173m received in the second quarter, was the major contributor to divestment proceeds of £191m. This more than offset payments against divestment provisions and the top-up of the UK Pension Fund. Consequently, the cash inflow due to reshaping and legacy items in the half year was an inflow of £75m, £65m better than for 2002.

Movement in net debt

Cash outflow before financing for the half year, at £49m, was £137m better than last year. With a favourable exchange rate translation impact of £21m, net debt at the half year increased by only £28m from 2002 year end, to £1,695m. Reductions are anticipated from normal seasonal working capital movements in the second half of the year.

GROUP FINANCIAL REVIEW (continued)

Restructuring

A significant programme to improve cost-effectiveness has been initiated, the first elements of which were announced at Q1. The second stage is being announced today. The plans announced today will impact each of the International Businesses and the Corporate Centre, and focus on manufacturing and supply chain rationalisation, and reductions in administrative support. They will result in exceptional cash expenditure of approximately £117m and non-cash asset write downs of £61m, giving a total exceptional charge of approximately £178m, and will require some £39m of capital expenditure. In 2005 they are expected to deliver savings of about £80m, increasing to £85m in 2006. Overall this programme will pay back in about 2.5 years and reduce headcount across the Group by around 1400.

Consequently, the total exceptional charge for the programmes announced at Q1 and today is expected to be some £231m, made up of £162m exceptional cash expenditure and non-cash asset write downs of £69m. They will also require some £52m of capital expenditure. In 2005 they are expected to deliver savings of £110m, increasing to £115m in 2006. The programmes will be funded by reducing capital expenditure and by making a number of small divestments. Overall the programmes will pay back in about 2.5 years and reduce headcount across the Group by around 2100.

In 2003, the combined plans announced at Q1 and today will result in a cash outflow, including capital expenditure, of approximately £60m.

Ineos

As part of an overall re-financing package for Ineos Chlor, ICI has agreed to make available new funding of £60m. Together with £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“the RSA”) from the UK Government, this will put Ineos Chlor on a new financial footing and enable the business to modernise its Runcorn facility, creating a highly competitive producer of chlorine and chlorine derivatives.

As a consequence of this agreement a number of major long term contracts for supplies of chlorine, ethylene and related products and services involving Ineos Chlor and EVC will be novated to Ineos, and ICI will cease to be a party to these. A number of other commitments from ICI to Ineos Chlor will be terminated, and the £65m claim previously notified to ICI by Ineos in connection with the original sale of the business will be withdrawn.

As part of the original disposal of the business to Ineos, ICI agreed to provide it with a £100m loan facility (“the Facility”). Ineos Chlor has currently drawn £75m under the Facility, with the balance expected to be drawn over the remainder of 2003 and 2004.

The new funding from ICI comprises a £30m cash contribution expected to be made in 2004, and additional loan finance of £30m expected to be drawn during 2005.

The terms of the Facility have been restructured and loan repayments are due by the end of 2010. The re-financing package is subject to a number of conditions, including European Commission approval of the RSA.

In the ICI Group’s 2002 accounts a £99m charge was taken to write down the carrying value of ICI’s investments in Ineos Chlor. A further exceptional charge of £30m is included in the Q2 results to recognise the impact of the arrangements announced today.

Separately, ICI and the Ineos Group have agreed a settlement of a number of other outstanding matters not involving Ineos Chlor. This is expected to result in payments to ICI of about £30m over the next four years, with the first £7m being received today.

GROUP FINANCIAL REVIEW (continued)

Exceptional Items

	Second Quarter		Half Year
	2003 £m	2002 £m	2003 £m	2002 £m

Exceptional operating items in trading profit	(37)	—	(38)	—
Profit/(loss) on sale or closure of operations	25	8	27	13
Profit/(loss) on disposal of fixed assets	2	1	2	3
Provision in respect of own shares	—	—	(76)	—

Exceptional items before tax and minority interests	(10)	9	(85)	16
Taxation	14	(1)	17	(2)
Minority interests	—	—	—	(3)

Exceptional items after tax and minority interests	4	8	(68)	11

Exceptional operating items in trading profit for the quarter include a charge of £40m in relation to a large part of the cost of restructuring programmes in the International Businesses announced at Q1, and some cost relating to the programmes announced today. Further charges will be accounted for as the restructuring programmes progress.

During the quarter the Group announced the completion of the sale of its interests in Huntsman International Holdings. US$160m (£109m) had been received on initial closing of this transaction in the second quarter last year, and the balance of US$280m (£173m) has now been received. A profit before tax of £50m in relation to the transaction has been reported in the quarter, and is included in profit/(loss) on sale or closure of operations in the table above.

As part of the re-financing package for Ineos Chlor announced today, a charge of £30m is included within profit/(loss) on sale or closure of operations in the table above. Also included in this line item are a number of provision releases in relation to prior year divestments that are offset by an increased provision for costs in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses.

OPERATIONAL REVIEW

The financial tables in the following section are presented in pounds sterling and are “as reported”. As reported numbers include the effects of currency translation, acquisitions and divestments and are quoted before accounting for goodwill amortisation and exceptional items.

Unless otherwise stated, the commentary on pages 8 through 11, for the International Businesses (National Starch, Quest, Performance Specialties and Paints) refers to performance measured on a “comparable basis” excluding the effect of currency translation differences and the impact of acquisitions and divestments, and are quoted before accounting for goodwill amortisation and exceptional items. Further explanations in respect of the Group’s segmentation and references to comparable performance are set out in Appendix VI.

Segment Information

	Second Quarter		Half Year
	2003 £m	2002 £m	2003 £m	2002 £m

Sales

National Starch	475	481	922	935
Quest	179	178	349	361
Performance Specialties*	179	222	348	422
Paints	577	594	1,058	1,103

International Businesses	1,410	1,475	2,677	2,821
Regional and Industrial	124	151	271	288
Eliminations	(3)	(9)	(8)	(18)

Total Group	1,531	1,617	2,940	3,091

EBITDA (before exceptional items)

National Starch	72	74	128	147
Quest	18	24	33	58
Performance Specialties*	11	22	17	44
Paints	74	74	113	112

International Businesses	175	194	291	361
Regional and Industrial	(7)	8	1	6

Total Group	168	202	292	367

Trading Profit (before goodwill amortisation and exceptional items)

National Starch	54	55	93	110
Quest	12	19	21	48
Performance Specialties*	6	15	6	29
Paints	62	61	89	86

International Businesses	134	150	209	273
Regional and Industrial	(14)	1	(13)	(8)

Total Group	120	151	196	265

* Performance Specialties trading results for 2002 include the results of the Synetix and Security Systems businesses, which were sold last year. Consequently, the 2003 results comprise only Uniqema.

OPERATIONAL REVIEW (continued)

National Starch

2nd Quarter					Half Year
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

475	481	(1)	3	Sales	922	935	(1)	3

54	55	(2)	—	Trading Profit	93	110	(15)	(12)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

National Starch performance improved from Q1. Price increases to recover higher raw material costs contributed to 3% sales growth for the quarter, and although gross margin percentages remained below last year, excellent fixed cost control resulted in comparable trading profit in line with last year for the quarter.

Adhesives sales for the quarter were 1% ahead of last year, with growth in Asia, particularly in mainland China and Japan, offsetting lower sales in North America. Vinyl acetate monomer costs in North America for the quarter were similar to Q1, but overall raw material costs were somewhat higher. This, in combination with adverse mix, resulted in overall gross margin percentages below last year. Consequently, trading profit was well below Q2 2002.

Starch sales were 7% ahead for the quarter. All regions were above last year, with North America particularly strong, and good growth in Asia. Despite lower gross margin percentages, which were impacted by adverse sales mix and higher freight and utility costs in the US, trading profit was well ahead of last year.

Sales for Specialty Synthetic Polymers were 5% ahead of last year, with continued strong growth in Asia, in particular in China, and good performances from the Elotex and Alco businesses. Gross margin percentages improved slightly from Q1 as a result of price increases, but were below last year due to higher raw material costs. Despite good control of costs, trading profit was below last year.

Electronic and Engineering Materials saleswere 2% below last year, with market conditions remaining subdued. Ablestik delivered good growth but Acheson sales were lower. However, improved product mix raised gross margin percentages and, consequently, trading profit was slightly ahead of last year.

OPERATIONAL REVIEW (continued)

Quest

2nd Quarter					Half Year
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

179	178	1	2	Sales	349	361	(3)	(2)

12	19	(37)	(28)	Trading Profit	21	48	(56)	(50)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Quest comparable sales were 2% ahead of a difficult Q2 last year, with growth in both divisions. Gross margin percentages improved from Q1 but remained below last year, and with some continued additional costs in Foods Europe, reported trading profit of £12m was 28% lower for the quarter on a comparable basis.

Food sales were 2% ahead of a poor quarter last year, which followed production problems in the Netherlands. Sales outside Europe were 6% ahead of last year, and whilst sales were 4% lower in Europe, no significant additional business losses resulted from the customer service problems following last year’s systems implementation in Naarden. Customer service from the Naarden facility also continued to improve and is now significantly better than Q1 2002 levels. Gross margin percentages for the quarter were above last quarter but below last year, partly due to adverse mix, and with higher fixed costs due to increased depreciation and temporary costs in Naarden, trading profit, though better than Q1, was well below last year.

In Q2 Quest Japan was required to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 poses no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. The direct impact of this issue in Q2 was limited. Discussions with the three customers who were affected by the recall continue, but no claims have yet been received.

Fragrance sales were 1% ahead for the quarter, with particularly good growth in North America. Continued growth in Fine Fragrances and Personal Care offset lower sales in Fabrics, Household and Oral Care. Gross margin percentages improved from the first quarter but remained below last year, in part due to the relative strength of sterling versus the US dollar. Despite good cost control, trading profit was somewhat below last year.

OPERATIONAL REVIEW (continued)

Performance Specialties

2nd Quarter					Half Year
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

179	222	(19)	(1)	Sales	348	422	(18)	1

6	15	(60)	(47)	Trading Profit	6	29	(79)	(70)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

The reported sales and trading profit for Performance Specialties for the second quarter and half year of 2002 include the results of the Security Systems and Synetix businesses, which were sold in the third and fourth quarters respectively last year. Consequently, the 2003 results for Performance Specialties comprise only Uniqema. The results for Uniqema alone are presented below.

Uniqema

2nd Quarter					Half Year
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

179	177	1	(1)	Sales	348	339	3	1

6	9	(33)	(47)	Trading Profit	6	18	(67)	(70)

Uniqema had another difficult quarter. Despite the successful implementation of price increases, comparable sales were 1% below last year, largely as a result of lower volumes in Process Intermediates. Gross margin percentages improved from Q1 but remained below last year, the major factors being the impact of the relatively weak US dollar on Continental European exports to Asia and North America, and weaker product mix. Fixed costs were below last year, but trading profit of £6m was nevertheless £3m lower.

OPERATIONAL REVIEW (continued)

Paints

2nd Quarter					Half Year
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

577	594	(3)	1	Sales	1,058	1,103	(4)	1

62	61	2	5	Trading Profit	89	86	3	7

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Paints had another good quarter, with comparable sales 1% ahead and growth in Europe, Asia and Latin America. Gross margin percentages were in line with last year, and with the benefit of good fixed cost control, comparable trading profit was 5% ahead for the quarter.

In Europe, sales were 4% ahead of last year, with continued good performances in most countries, but particularly in the UK, France and Poland. Trading profit was consequently ahead.

North American sales for the quarter continued to be impacted by weakness in the non-residential construction sector and the adverse effects of wet weather, and were 4% below last year. However, the benefits of cost-saving initiatives resulted in trading profit for the quarter slightly ahead of last year.

Asia had an excellent quarter, delivering 12% sales growth. Strong performances in China, Pakistan and Vietnam more than offset lower sales in Indonesia and Singapore. Marketing expenditure was higher than last year to support growth, and trading profit was ahead.

Latin America continued to recover from the economic difficulties experienced in 2002. Sales were 5% ahead, with strong growth in Argentina and Uruguay. Gross margin percentages improved significantly, and with lower fixed costs, trading profit was well ahead for the quarter.

The Packaging business delivered 4% sales growth for the quarter, with good performances in Europe, Asia and Latin America. However, higher raw material costs and adverse mix led to trading profit below last year.

OPERATIONAL REVIEW (continued)

Regional and Industrial

2nd Quarter				Half Year
2003	2002	Reported		2003	2002	Reported
£m	£m	%		£m	£m	%

124	151	(18)	Sales	271	288	(6)

(14)	1	n/a	Trading Profit	(13)	(8)	(63)

Regional and Industrial is shown on an “as reported” basis.

Reported sales for the Regional and Industrial businesses for the quarter were 18% below last year. However, excluding nil margin sales and divested businesses, sales were 1% ahead, with growth in Pakistan and Argentina offsetting lower sales in other regional businesses.

A trading loss of £14m was recorded for the quarter, £15m below last year. This resulted from a significant drop in margins for the PTA business in Pakistan during the quarter, and a £9m increase in the charge for pension costs, due to a revised SSAP 24 charge in relation to the ICI Pension Fund (see below).

ADDITIONAL INFORMATION

Retirement benefits

The results for the second quarter include an additional charge of £9m in respect of pension costs in relation to the ICI Pension Fund (the “Fund”). These are ongoing non-cash charges, reported on a SSAP 24 basis.

This charge is included in Regional and Industrial for segmental reporting, as it largely relates to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemical businesses.

This increase in the level of pension costs arises from a revision in the valuation of the Fund for accounting purposes at 31 March 2003, in parallel with the current triennial valuation for funding purposes. Discussions on an appropriate level of funding are still in progress between the Trustee to the Fund, the Fund actuary and the Company. However, for SSAP24 purposes, the deficit on the Fund at 31 March 2003 has been estimated at some £360m. This compares to a deficit of £4m at the previous triennial valuation date of 31 March 2000.

The final outcome of the valuation will be announced once discussions have been concluded.

DIVIDEND

The Board has declared an interim dividend of 2.75p per £1 Ordinary Share, which will be payable on 3October 2003 to members of the register on 22 August 2003.

This is consistent with the policy announced in November 2000 whereby annual dividends are expected to be equivalent to about one third of net profit before goodwill amortisation and exceptional items.

NEXT ANNOUNCEMENT

Trading results for the third quarter of 2003 will be announced on 30 October 2003.

Imperial Chemical Industries PLC
ICI Group Headquarters
20 Manchester Square
London W1U 3AN

31 July 2003

ATTACHMENTS

Appendix I	Group Profit and Loss Account
Appendix II	Summary Group Balance Sheet
Appendix III	Statement of Group Total Recognised Gains and Losses Reconciliation of Movements in Shareholder's Funds
Appendix IV	Summary Group Cash Flow
Appendix V	UK GAAP to US GAAP net income reconciliation
Appendix VI	Additional notes

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

SECOND QUARTER

The unaudited trading results of the Group for the second quarter 2003, with comparative figures for 2002 are set out below:

	Second Quarter 2003					Second Quarter 2002

	Continuing operations		Discontinued operations	Total		Continuing operations		Discontinued operations	Total

	Before exceptional items	Exceptional items				Before exceptional items	Exceptional items
	£m	£m	£m	£m		£m	£m	£m	£m

Turnover	1,531		—	1,531		1,617		—	1,617

Trading profit (loss)	111	(37)	—	74		142	—	—	142
(after deducting goodwill amortisation)	(9)	—	—	(9)		(9)	—	—	(9)
Income from associates	1	—	—	1		14	—	—	14
Profit (loss) on sale of operations		55	(30)	25			2	6	8
Profit (loss) on disposals of fixed assets		2	—	2			1	—	1

Profit (loss) on ordinary activities before interest	112	20	(30)	102		156	3	6	165
Net interest payable – Group	(23)	—	—	(23)		(30)	—	—	(30)
– Associates		—	—			(10)	—	—	(10)

Profit (loss) on ordinary activities before taxation	89	20	(30)	79		116	3	6	125
Taxation	(28)	14	—	(14)		(36)	(1)	—	(37)
Attributable to minorities	(5)	—	—	(5)		(6)	—	—	(6)

Net profit (loss) for the financial period	56	34	(30)	60		74	2	6	82

Dividends				(32)					(36)

Profit (loss) retained				28					46

Profit before goodwill amortisation, taxation and exceptionals	98		—	98		125		—	125

Profit (loss) before taxation and exceptionals	89		—	89		116		—	116

Net profit (loss) before exceptionals	56		—	56		74		—	74

Earnings (loss) per £1 Ordinary Share:
– before goodwill amortisation and exceptionals				5.5	p				7.2	p

– before exceptionals				4.8	p				6.5	p

– after exceptionals				5.0	p				7.3	p

Weighted average number of shares in issue during the period				1,182	m				1,181	m

APPENDIX I (Continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

HALF YEAR

The unaudited trading results of the Group for the half year 2003, with comparative figures for 2002 are set out below:

	Half Year 2003					Half Year 2002

	Continuing operations		Discontinued operations	Total		Continuing operations		Discontinued operations	Total

	Before exceptional items	Exceptional items				Before exceptional items	Exceptional items
	£m	£m	£m	£m		£m	£m	£m	£m

Turnover	2,940		—	2,940		3,091		—	3,091

Trading profit (loss)	178	(38)	—	140		247	—	—	247
(after deducting goodwill amortisation)	(18)	—	—	(18)		(18)	—	—	(18)
Income from associates	1	—	—	1		17	—	—	17
Profit (loss) on sale of operations		55	(28)	27			7	6	13
Profits (losses) on disposal of fixed assets		2	—	2			3	—	3
Provision in respect of own shares		(76)	—	(76)			—	—	—

Profit (loss) on ordinary activities before interest	179	(57)	(28)	94		264	10	6	280
Net interest payable – Group	(48)	—	—	(48)		(65)	—	—	(65)
– Associates	1	—	—	1		(26)	—	—	(26)

Profit (loss) on ordinary activities before taxation	132	(57)	(28)	47		173	10	6	189
Taxation	(43)	14	3	(26)		(55)	(2)	—	(57)
Attributable to minorities	(10)	—	—	(10)		(8)	(3)	—	(11)

Net profit (loss) for the financial period	79	(43)	(25)	11		110	5	6	121

Dividends				(32)					(36)

Profit (loss) retained				(21)					85

Profit before goodwill amortisation, taxation and exceptionals	150		—	150		191		—	191

Profit (loss) before taxation and exceptionals	132		—	132		173		—	173

Net profit (loss) before exceptionals	79		—	79		110		—	110

Earnings (loss) per £1 Ordinary Share:
– before goodwill amortisation and exceptionals				8.2	p				12.2	p

– before exceptionals				6.7	p				10.5	p

– after exceptionals				0.9	p				11.6	p

Weighted average number of shares in issue during the period				1,182	m				1,045	m

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC

SUMMARY GROUP BALANCE SHEET

	At 30 June 2003 £m	At 31 December 2002 £m

ASSETS EMPLOYED
Intangible fixed assets	561	574
Tangible fixed assets	1,938	1,961
Fixed asset investments	58	69
Current assets
Cash and short-term investments	406	552
Other current assets	2,590	2,346

	2,996	2,898

Total assets	5,553	5,502
Creditors due within one year	(2,464)	(2,418)

Total assets less current liabilities	3,089	3,084

FINANCED BY
Creditors due after more than one year:
Loans	1,330	1,363
Other creditors	27	32

	1,357	1,395

Provisions for liabilities and charges	1,144	1,121
Minority interests – equity	76	69

Shareholder's funds – equity:
Share capital	1,191	1,191
Reserves	(679)	(692)

	512	499

	3,089	3,084

APPENDIX III

IMPERIAL CHEMICAL INDUSTRIES PLC

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES

	Half Year
	2003 £m	2002 £m

Net profit (loss)
Parent and subsidiary undertakings	9	131
Associates	2	(10)

	11	121
Currency translation differences on foreign currency net investment and related loans	39	(72)
Taxation and translation differences on foreign currency loans	(9)	27

Total recognised gains and losses for the half year	41	76

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Half Year
	2003 £m	2002 £m

Net profit (loss) for the half year	11	121
Dividends	(32)	(36)

Retained profit (loss) for the half year	(21)	85

Issues of ICI Ordinary Shares	—	807
Goodwill movement	4	—
Other recognised gains (losses) relating to the half year	30	(45)

Net increase/(reductions) to shareholders’ funds	13	847

Shareholders’ funds at beginning of year – equity	499	(364)

Shareholders’ funds at 30 June – equity	512	483

APPENDIX IV

IMPERIAL CHEMICAL INDUSTRIES PLC

SUMMARY STATEMENT OF GROUP CASH FLOW

	Half Year 2003 £m	Half Year 2002 £m

Net cash inflow from operating activities[1]	45	109
Returns on investments and servicing of finance	(47)	(119)
Taxation	(36)	(35)

	(38)	(45)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(69)	(107)
Sale of tangible fixed assets	5	11

	(64)	(96)

	(102)	(141)

Acquisitions	(7)	(48)
Disposals[2]	112	74
Equity dividends paid	(52)	(71)

Cash outflow before use of liquid resources and financing	(49)	(186)
Management of liquid resources	13	(29)
Financing – Issue of shares	—	807
–Increase / (decrease) in debt	28	(572)

(Decrease)/Increase in cash	(8)	20

Notes:

1.	Reconciliation of “net cash inflow from operating activities” per the UK GAAP FRS 1 format above to the subtotal “operating cash flow after capital expenditure” in the analysis of Group cash flow on page 4.

	Half Year 2003 £m	Half Year 2002 £m

Net cash flow from operating activities – above	45	109

Capital expenditure	(69)	(107)
Less top-up payment to ICI UK Pension Fund	30	30

Operating cash flow after capital expenditure – analysis of Group cash flow page 4	6	32

2.	During the period the Group received gross cash consideration of £186m, (First half 2002: £118m). Of this amount, £74m (First half 2002: £44m) was paid in respect of ongoing disposal costs and against provisions.

APPENDIX V

IMPERIAL CHEMICAL INDUSTRIES PLC

RECONCILIATION BETWEEN UK AND US GAAP

The results of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income calculated in accordance with US GAAP is set out below. Note 42 to the 2002 Annual Report and Accounts and Form 20-F describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity. Under US GAAP, net expense for the first half 2003 was £175m (2002: profit of £39m) compared with a net profit of £11m (2002: profit of £121m) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, disposal accounting, pensions, deferred tax, derivative instruments and hedging activities and restructuring costs. Under SFAS 144, the disposal of Synetix in 2002 and ICI’s investment in Huntsman International Holdings in 2003, have been classified within discontinued operations. As required by SFAS 142 the Group has considered the implications of its first quarter trading performance on the carrying value of its goodwill under US GAAP. Consequently, the Group has recognised an impairment charge of £255m on capitalised goodwill related to the Uniqema business.

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied:

	Half Year
	2003 £m	2002 £m

Net income/(expense) after exceptionals – UK GAAP
Continuing operations	36	115
Discontinued operations	(25)	6

	11	121

Adjustments to conform with US GAAP
Pension expense	(12)	(27)
Capitalisation of interest less amortisation and disposals	(2)	(1)
Purchase accounting adjustments
Impairment / Amortisation of goodwill and intangibles	(252)	3
Disposals and other adjustments	54	(40)
Reversal of write down of investment	19	—
Derivative instruments and hedging activities	17	(45)
Restructuring costs	(1)	(1)
Share compensation expense	(1)	(4)
Others	2	6
Tax effect of US GAAP adjustments	(10)	27

	(186)	(82)

Net income/(expense) after exceptionals – US GAAP
Continuing operations	(263)	48
Discontinued operations	88	(9)

	(175)	39

APPENDIX VI

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1.	Basis of Presentation
The Group’s financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The Group’s accounting policies conform to UK Generally Accepted Accounting Principles (“UK GAAP”). The main policies are set out in the accounts section of the Annual Report and Accounts and Form 20-F 2002.
The financial data presented in this document is for the second quarter 2003, being the three months ended 30 June 2003, together with the half year to date then ended, and compared to the corresponding periods in the previous year.
References to “comparable” performances exclude the effect of currency translation differences and the impact of acquisitions and divestments, and relate to the results reported by the International Businesses. They are quoted before accounting for goodwill amortisation and exceptional items. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2003 and 2002 are translated at constant exchange rates, which equate to the annual average exchange rates for 2002, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

2.	Basis of segmentation
Segmental data in this statement is analysed as follows:
Continuing Operations comprising the International Businesses (being National Starch, Quest, Performance Specialties and Paints) and Regional & Industrial. The Regional and Industrial segment comprises the Group’s Regional businesses (of which the largest operation is the pure terephthalic acid business in Pakistan) and some ongoing residual activity in the UK relating to legacy management.
Under UK GAAP, the Synetix business that was sold last year, is classified within continuing operations for Performance Specialties in 2002. In 2003, Performance Specialties comprised the Uniqema business only.

3.	Forward looking statements
Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by ICI’s indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities arising in connection with recently disposed businesses, risks associated with ICI’s international operations, risks of litigation and other factors described in the parent company’s filings with the SEC including its reports on Forms 6-K. Accordingly readers are cautioned not to place undue reliance on these forward looking statements which speak only at their respective dates.

APPENDIX VI (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES (CONTINUED)

4.	Relationship to Statutory Accounts and Audit Status
The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditors have reported on the 2002 accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

5.	Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”)
EBITDA is defined as trading profit before interest, tax, depreciation, goodwill amortisation and exceptional items. Management believe EBITDA and related measures of cash flow serve as important financial indicators, however EBITDA should not be considered in isolation, or as an alternative to trading profit or net profit or net cash flow from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

6.	Trading margin
Trading margin is calculated as trading profit (before goodwill amortisation and exceptional items) expressed as a percentage of sales.

7.	Interest cover
Calculations of interest cover are based on the sum of trading profit (before goodwill amortisation and exceptional items) and the Group’s share of net associated company income (associates’ trading profit less share of interest payable by associates) divided by Group interest payable (excluding share of interest payable by associates).

8.	Effective tax rate
Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax (before goodwill amortisation and exceptional items).

9.	Earnings per Ordinary Share
Earnings per Ordinary Share for the half year are calculated by dividing the profit after tax (before goodwill amortisation and exceptional items) by 1,182 million Ordinary Shares, being the weighted average number of shares in issue (less shares held by the Group’s employee share plans) during the period. Earnings per Ordinary Share for the comparable period have been calculated by dividing the profit after tax (before exceptional items and goodwill amortisation) by 1,045 million Ordinary Shares, being the weighted average number of shares in issue (less shares held by the Group’s employee share plans and adjusted for the rights issue from the day consideration was received – 21 March 2002) during the period. Earnings per share for the second quarter and the comparable period are for the half year less the earnings per share for the first quarter.